March 28, 2019

Mingming Su
Chief Strategy Officer
DouYu International Holdings Limited
Building F4, Optical Valley Software Park
Guanshan Avenue,
Donghu Development Area, Wuhan, 430073
The People's Republic of China

       Re: DouYu International Holdings Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 6, 2019
           CIK No. 0001762417

Dear Mr. Su:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
February 13, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary
Overview, page 1

1. In response to prior comment 5, you advise that you have not disclosed average daily time spent by active users on your platform on a per user basis for each period presented, because disclosing that information in addition to average total daily time spent by active users would allow investors to calculate daily active users. While daily active users may not be an operating measure that is commonly disclosed by your peers, you have not
 Mingming Su
DouYu International Holdings Limited
March 28, 2019
Page 2
      explained why average daily time spent per active user is not meaningful to investors.
      This information would enable investors to evaluate engagement on a per user basis rather than on an aggregate basis, which is necessarily impacted by a change in the number of average MAUs from one period to the next. Please advise. Alternatively, given the emphasis on your PC platform, average daily time spent on your platform per PC active user could be presented for each period. Finally, please clarify how you calculated the average time spent on your platform by active users during their first quarter on your platform, after one year on your platform, and after 1.5 years on your platform.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating Activities, page 112

2. We note your response to prior comment 18. Revise to also disclose whether the factors you provided as reasons for your historical net cash used in operating activities and changes in working capital constitute a trend or uncertainty that are reasonably likely to impact future operating results and liquidity. In this regard, revise to disclose your plans going forward to address these factors. Refer to SEC Release No. 33-8350, Section
      IV. "Liquidity and Capital Resources" and Item 5.D of Form 20-F.
Combined and Consolidated Financial Statements for the Years Ended December 31, 2016 and
2017
Notes to Combined and Consolidated Financial Statements
Note 20. Restatement of Financial Statements, page F-41

3. Tell us how you have complied with the disclosures required by ASC 250-10-50-7.b. It appears you are missing disclosure of the restatement adjustment to opening accumulated deficit as of January 1, 2016.
        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, Barbara C. Jacobs, Assistant Director, at
(202) 551-3735
with any other questions.



                                                            Sincerely,

FirstName LastNameMingming Su                               Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameDouYu International Holdings Limited
                                                            and Services
March 28, 2019 Page 2
cc:       Li He, Esq.
FirstName LastName